Exhibit 12.1

SLM CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

(Dollars in millions)

	Years Ended					Six Months Ended Jun 30,
	2008	2009	2010	2011	2012	2012	2013

Income (loss) from continuing operations before income taxes	$(46)	$799	$1,084	$934	$1,446	$645	$1,367
Add: Fixed charges	5,909	3,038	2,279	2,404	2,562	1,324	1,126

Total earnings	$5,863	$3,837	$3,363	$3,338	$4,008	$1,969	$2,493

Interest expense	$5,905	$3,036	$2,275	$2,401	$2,559	$1,322	$1,123
Rental expense, net of income	4	2	4	3	3	2	3

Total fixed charges	5,909	3,038	2,279	2,404	2,562	1,324	1,126

Preferred stock dividends	111	172	131	28	31	16	15

Total fixed charges and preferred stock dividends	$6,020	$3,210	$2,410	$2,432	$2,593	$1,340	$1,141

Ratio of earnings to fixed charges(1)(2)	—	1.26	1.48	1.39	1.56	1.49	2.21

Ratio of earnings to fixed charges and preferred stock dividends(1)(3)	—	1.20	1.40	1.37	1.55	1.47	2.18

(1)	For purposes of computing these ratios, earnings represent income (loss) from continuing operations before income tax expense plus fixed charges. Fixed charges represent interest expensed and capitalized plus one-third (the proportion deemed representative of the interest factor) of rents, net of income from subleases.
(2)	Due to a pre-tax loss from continuing operations of $46 million for the year ended December 31, 2008, the ratio coverage was less than 1:1. We would have needed to generate $46 million of additional earnings in the year ended December 31, 2008 for the ratio coverage to equal 1:1.
(3)	Due to a pre-tax loss from continuing operations of $46 million for the year ended December 31, 2008, the ratio coverage was less than 1:1. We would have needed to generate $157 million of additional earnings in the year ended December 31, 2008 for the ratio coverage to equal 1:1.